Exhibit 21

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State of Incorporation

National Heritage Sales Corporation	Texas

UHC Petroleum Corporation	Texas

UHC Petroleum Services Corporation	Texas

UHC New Mexico Corporation	New Mexico